

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

   Re: Smart Rx Systems Inc.
     Amendment No. 2 to Draft Offering Statement on Form 1-A
     Submitted October 15, 2020
     CIK No. 0001672227

Dear Mr. Rohatgi:

  We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted October 15, 2020

Risk Factors, page 7

1. We note your response and revised disclosure in response to our prior comment 13. Please include a risk factor, if applicable, that describes the risk to you if your drug supplies or patient information are stolen from a kiosk. Also please revise your disclosure on page 1 and/or 32 to provide additional detail regarding the manner in which you comply with "federal and state guidelines...[that relate] to security of [y]our Kiosks, patient information and inventory."

Remuneration of Executive Officers and Directors of Our Company, page 44

2. We note your written response and revised disclosure in response to our prior comment 4. Please file as exhibits the employment agreement of Mr. Mathow, the Deferred Compensation Agreement referred to in Mr. Rohatgi's employment agreement, and any

other relevant employment plans, arrangements or agreements, or tell us why you are not required to do so.

Financial Statements, page F-1

3. Please provide interim financial statements in accordance with paragraphs (b)(3)(B) and (b)(5) in Part F/S of Form 1-A. Please also revise your management's discussion and analysis to discuss your financial condition, changes in financial condition and results of operations for each period for which financial statements are required, including the causes of material changes from period to period in financial statement line items. Refer to Item 9 in Part II of Form 1-A.

You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services